Mail Stop 4561
Via fax (571) 382-1001

March 5, 2008

Ronald L. Rossetti
Chief Executive Officer
Tier Technologies, Inc.
10780 Parkridge Boulevard, 4th floor
Reston, VA 20191

       Re: Tier Technologies, Inc.
              Form 10-K for the Fiscal Year Ended September 30, 2007
              Filed on December 14, 2007
              0-23195

Dear Mr. Rossetti:

       We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2007

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition and Credit Risk, page 41

1.   We note that the Company's continuing operations focus mainly on your electronic payment processing services and that such revenue is based on a

       specific fee per transaction or a percentage of the dollar amount processed. With regards to your electronic payment processing services, please explain further the following:

- Tell us the terms of your agreements with your government and public-sector clients. For instance, we note from the IRS's website that individuals can make electronic tax payments through their EFTPS system free of charge. In this regard, tell us what arrangements you have with the IRS (and other clients) to process tax payments. Do you receive payments from your clients based on the number of transactions processed? Are your services marketed through your clients' websites?
- We note from the Company's website that in certain instances you charge the taxpayer a convenience fee based on the amount of taxes being paid. Based on your agreements, do you remit any portion of this fee to your clients? If so, what portion of the fee is recognized as revenues (the gross amount collected from the tax payer or the net amount retained)? Also, tell us how you considered EITF 99-19 in accounting for such revenues.

2.   We note that your current revenue recognition policy includes a discussion of various revenue streams that appear to apply to your discontinued operations and wind-down operations. Please tell us what consideration you have given to revising your policy disclosures to place more emphasis on the policies that relate to your continued operations and distinguishing those policies that relate solely to your discontinued operations and provide any proposed revisions you may be considering.

* * * * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief